SUBSCRIPTION AGREEMENT BETWEEN PRINCETON PRIVATE EQUITY FUND (THE "FUND") AND THE INVESTOR

LETTER OF INVESTMENT INTENT

To the Board of Trustees of Princeton Private Equity Fund:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Fund, in the amount of [$________] for ____ shares at net asset value of $____ per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of [$_________].

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: _________, 2014

Princeton Fund Advisors, LLC

By: ___________________

John L. Sabre

Chief Executive Officer